Exhibit 99.1

Virax Biolabs Group Limited

(Incorporated under the laws of the Cayman Islands)

Notice of Extraordinary General Meeting of Shareholders

To Be Held on June 5, 2026, at 2:00 p.m., local time

NOTICE IS HEREBY GIVEN THAT the Extraordinary General Meeting (the “Meeting”) of the holders (the "shareholders") of the ordinary shares of par value US$0.001 each (the “Ordinary Shares”) of Virax Biolabs Group Limited (the “Company”) will be held at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH, on June 5, 2026, at 2:00 p.m., local time. Eligible shareholders, directors, as well as duly appointed proxyholders will be able to attend, participate and vote at the Meeting.

The purpose of the Meeting is as follows:

1.

RESOLVED as an ordinary resolution that, pursuant to the Company’s current amended and restated memorandum and articles of association (the “Articles”), the consolidation of every authorized, issued and outstanding ordinary share, par value $0.001 per share, of the Company (the “Ordinary Shares”), at a ratio within a range of not less than 10-for-1 and not greater than 30-for-1 (the “Share Consolidation”), with the exact ratio to be determined by further action at the discretion of the board of directors of the Company (the “Board”) to be effective on a date on or prior to July 11, 2026 as may be determined by the Board and announced by the Company (the “Effective Date”), so that all shareholders holding every 10 to 30 Ordinary Shares (the “Pre-Consolidation Ordinary Shares”) will hold 1 Ordinary Share of par value ranging from US$0.01 to US$0.30 each (the “Post-Consolidation Ordinary Shares”), with such Post-Consolidation Ordinary Shares having the same rights and being subject to the same restrictions (save for par value) as the Pre-Consolidation Ordinary Shares as set out in the Memorandum and Articles in effect at the time of Effective Date, and any fractional shares created as a result of the Share Consolidation to be rounded up to the nearest whole share be approved, any change to the Company's authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion (the “Share Consolidation Proposal”). In respect of any and all fractional entitlements to the issued consolidated shares of the Company resulting from the Share Consolidation, the Board be authorized to settle as it considers expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to the shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation;

2.

RESOLVED as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt the fourth amended and restated memorandum and articles of association in the form attached hereto as Exhibit 99.3 filed as part of the Form 6-K report containing the Notice of Meeting and Proxy Statement in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation (if and to the extent the Share Consolidation is effected) and as the directors may approve in their absolute discretion without further approval by the shareholders (the “Charter Amendment” and such proposal, the “Charter Amendment Proposal”);

3.

RESOLVED as an ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “Adjournment Proposal”).

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors of the Company has fixed the close of business (New York time) on May 18, 2026 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Extraordinary General Meeting or any adjourned meeting thereof.

Please refer to the proxy form, which is attached to and made a part of this notice. Holders of record of the Ordinary Shares at the close of business on the Record Date are entitled to vote at the Extraordinary General Meeting and any adjourned meeting thereof.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.proxydocs.com/VRAX, (ii) by phone at 866-519-3939, or (iii) by mail to P.O. BOX 8016, CARY, NC 27512-9903 c/o Mediant Communications.

Holders of record of the Ordinary Shares as of the Record Date are cordially invited to attend the Extraordinary General Meeting in person. Your vote is important. If you cannot attend the Extraordinary General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the Extraordinary General Meeting to ensure your representation at such meeting.

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our annual report to shareholders by visiting the “SEC Filings” heading under the “SEC Filings” section of the Company’s website at https://ir.viraxbiolabs.com/. If you want to receive a paper or email copy of the Company’s annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations Contact of the Company, at info@viraxbiolabs.com.

Virax Biolabs Group Limited

VIRAX BIOLABS GROUP LIMITED

Date:	May 22, 2026	By:	/s/ James Foster
James Foster, Chief Executive Officer

VIRAX BIOLABS GROUP LIMITED

Extraordinary General Meeting of Shareholders

June 5, 2026

2:00 p.m., local time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Virax Biolabs Group Limited (the “Company”) is soliciting proxies for the Extraordinary General Meeting of shareholders (the “Meeting”) of the Company to be held on June 5, 2026 at 2:00 p.m. local time. The Company will hold the Meeting at BioCity Glasgow, Bo’Ness Road, Newhouse, Lanarkshire, ML1 5UH, which shareholders will be able to attend in person. Shareholders will have an equal opportunity to participate at the Meeting and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location.

Eligible shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in person. Beneficial shareholders who hold ordinary shares of US$0.001 par value each of the Company (the “Ordinary Shares”) through a broker, investment dealer, bank, trust corporation, custodian, nominee, or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest, but will not be able to participate in or vote at the Meeting.

Only holders of the Ordinary Shares of the Company of record at the close of business (New York time) on May 18, 2026 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Members holding Ordinary Shares that represent not less than one-third (1/3) of the issued and outstanding Ordinary Shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares, on a poll, shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

PROPOSALS TO BE VOTED ON

The purpose of the Meeting is as follows:

1.

RESOLVED as an ordinary resolution that, pursuant to the Company’s current amended and restated memorandum and articles of association (the “Articles”), the consolidation of every issued and outstanding ordinary share, par value $0.001 per share, of the Company (the “Ordinary Shares”), at a ratio within a range of not less than 10-for-1 and not greater than 30-for-1 (the “Share Consolidation”), with the exact ratio to be determined by further action at the discretion of the board of directors of the Company (the “Board”) to be effective on a date on or prior to July 11, 2026 as may be determined by the Board and announced by the Company (the “Effective Date”), so that all shareholders holding every 10 to 30 Ordinary Share (the “Pre-Consolidation Ordinary Shares”) will hold 1 Ordinary Share of par value ranging from US$0.01 to US$0.30 each (the “Post-Consolidation Ordinary Shares”), with such Post-Consolidation Ordinary Shares having the same rights and being subject to the same restrictions (save for par value) as the Pre-Consolidation Ordinary Shares as set out in the Memorandum and Articles in effect at the time of Effective Date, and any fractional shares created as a result of the Share Consolidation to be rounded up to the nearest whole share be approved, any change to the Company's authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion (the “Share Consolidation Proposal”). In respect of any and all fractional entitlements to the issued consolidated shares of the Company resulting from the Share Consolidation, the Board be authorized to settle as it considers expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to the shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation;

2.

RESOLVED as a special resolution that, subject to and immediately following the Share Consolidation being effected, the Company adopt the fourth amended and restated memorandum and articles of association in the form attached hereto as Exhibit 99.3 filed as part of the Form 6-K report containing the Notice of Meeting and Proxy Statement in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation (if and to the extent the Share Consolidation is effected) and as the directors may approve in their absolute discretion without further approval by the shareholders (the “Charter Amendment” and such proposal, the “Charter Amendment Proposal”);

3.

RESOLVED as an ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals (the “Adjournment Proposal”).

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–3.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and vote it (i) online at www.proxydocs.com/VRAX, (ii) by phone at 866-519-3939, or (iii) by mail to P.O. BOX 8016, CARY, NC 27512-9903 c/o Mediant Communications.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our annual report to shareholders by visiting the “SEC Filings” heading under the “SEC Filings” section of the Company’s website at https://ir.viraxbiolabs.com/. If you want to receive a paper or email copy of the Company’s annual report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations Contact of the Company, at info@viraxbiolabs.com

PROPOSAL NO. 1

APPROVAL OF THE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect a share consolidation of the Company’s authorized, issued and outstanding Ordinary Shares at a ratio within a range of not less than ten Ordinary Shares for one Ordinary Share and not greater than thirty Ordinary Shares for one Ordinary Share (the "Share Consolidation"), with the exact ratio to be determined by further action at the discretion of the Board to be effective on a date on or prior to July 11, 2026 as may be determined by the Board and announced by the Company, so that all shareholders holding every ten to thirty Ordinary Shares (the "Pre-Consolidation Ordinary Shares") will hold one Ordinary Share of par value ranging from US$0.10 to US$0.30 each (the "Post-Consolidation Ordinary Shares"), with such Post-Consolidation Ordinary Shares having the same rights and being subject to the same restrictions (save for par value) as the Pre-Consolidation Ordinary Shares as set out in the Company's existing memorandum and articles of association in effect at the time of Effective Date, and any fractional shares created as a result of the Share Consolidation to be rounded up to the nearest whole share be approved.

The Share Consolidation must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote at the Meeting either present in person or represented by proxy at the Meeting. If our shareholders approve this proposal, our Board of Directors will have the authority to effect the Share Consolidation on or before the Effective Date, and any one director or officer of the Company will be authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion, including instructing the Company's registered office in the Cayman Islands to file the resolutions of the shareholders and the resolutions of the board of directors with the Registrar of Companies of the Cayman Islands.

The Share Consolidation will be implemented simultaneously for all Ordinary Shares. The Share Consolidation will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Share Consolidation

The Company’s Ordinary Shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “VRAX.” Among other requirements, the listing maintenance standards established by Nasdaq require the Ordinary Shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the Ordinary Shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the Ordinary Shares do not close at a minimum bid price of $1.00 or more for 10 consecutive business days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the Ordinary Shares.

On July 14, 2025, the Company received a written notification from the Nasdaq Stock Market LLC notifying the Company that it was not in compliance with the Minimum Bid Price Rule, and the Company was provided 180 calendar days, or until January 12, 2026 to regain compliance. Nasdaq has determined that the Company is eligible for an additional 180 calendar day period, or until July 11, 2026, to regain compliance. If at any time during this additional time period the closing bid price of the Company’s security is at least $1 per share for a minimum of 10 consecutive business days, Nasdaq will provide written confirmation of compliance.

To regain compliance with the Minimum Bid Price Rule by July 11, 2026, the Board of Directors determined that it was in the best interest of the Company to solicit the approval of the shareholders to effect a consolidation of the Company’s Ordinary Shares. The Board of Directors believes that without receiving the shareholders’ approval and without the closing price of the Ordinary Shares otherwise meeting the $1.00 minimum closing bid price requirement, the Company’s Ordinary Shares will be delisted from Nasdaq.

In the event the Ordinary Shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the Ordinary Shares would likely have a negative impact on the liquidity and market price of the Ordinary Shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the Ordinary Shares, and (ii) the liquidity and marketability of the Ordinary Shares. This could reduce the ability of holders of the Ordinary Shares to purchase or sell Ordinary Shares as quickly and as inexpensively as they have done historically. Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the Ordinary Shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the Ordinary Shares, which may cause the market price of the Ordinary Shares to decline.

Trading of our Ordinary Shares

When the Share Consolidation is implemented, our Ordinary Shares will begin trading on a post-split basis on the effective date that we announce by press release. In connection with the Share Consolidation, the CUSIP number of our Ordinary Shares (which is an identifier used by participants in the securities industry to identify our Ordinary Shares) will change.

Fractional Shares

No fractional Ordinary Shares will be issued to any shareholders in connection with the Share Consolidation. In the event that a shareholder would otherwise be entitled to receive fractional Ordinary Shares upon the Share Consolidation, the total number of Ordinary Shares to be received by such shareholder be rounded up to the next whole Ordinary Share.

Street Name Holders of Ordinary Shares

The Company intends for the Share Consolidation to treat shareholders holding Ordinary Shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Share Consolidation for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding Ordinary Shares in street name should contact their nominees.

Share Certificates

Mandatory surrender of certificates by our shareholders is not required. The Company’s transfer agent will adjust the record books of the Company to reflect the Share Consolidation (if and to the extent the Share Consolidation is effected). New certificates will not be mailed to shareholders.

Resolutions

The Board of Directors proposes to solicit shareholder approval to effect the Share Consolidation. The resolutions to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Share Consolidation are:

"RESOLVED as an ordinary resolution that, pursuant to the Company’s current amended and restated memorandum and articles of association (the “Articles”), the consolidation of every authorized, issued and outstanding ordinary share, par value $0.001 per share, of the Company (the “Ordinary Shares”), at a ratio within a range of not less than 10-for-1 and not greater than 30-for-1 (the “Share Consolidation”), with the exact ratio to be determined by further action at the discretion of the board of directors of the Company (the “Board”) to be effective on a date on or prior to July 11, 2026 as may be determined by the Board and announced by the Company (the “Effective Date”), so that all shareholders holding every 10 to 30 Ordinary Share (the “Pre-Consolidation Ordinary Shares”) will hold 1 Ordinary Share of par value ranging from US$0.01 to US$0.30 each (the “Post-Consolidation Ordinary Shares”), with such Post-Consolidation Ordinary Shares having the same rights and being subject to the same restrictions (save for par value) as the Pre-Consolidation Ordinary Shares as set out in the Memorandum and Articles in effect at the time of Effective Date, and any fractional shares created as a result of the Share Consolidation to be rounded up to the nearest whole share be approved, any change to the Company's authorized share capital in connection with, and as necessary to effect, the Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion and any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation, if and when deemed advisable by the Board in its sole discretion. In respect of any and all fractional entitlements to the issued consolidated shares of the Company resulting from the Share Consolidation, the Board be authorized to settle as it considers expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing: rounding up fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation to the nearest whole share, and/or capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to the shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation."

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE SHARE CONSOLIDATION

PROPOSED NO. 2

THE CHARTER AMENDMENT PROPOSAL

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to adopt the fourth amended and restated memorandum and articles of association of the Company in the form attached as Exhibit 99.3 filed as part of the Form 6-K containing the Notice of Meeting and Proxy Statement in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company subject to and immediately following the Share Consolidation being effected and with effect from the effective date of the Share Consolidation as determined by the Board of Directors, but in any event on or before July 11, 2026, which reflects the Share Consolidation (if and to the extent the Share Consolidation is effected).

The fourth amended and restated memorandum and articles of association of the Company reflecting the changes pursuant to the Share Consolidation (if and to the extent the Share Consolidation is effected) will be substantially in the same form of Exhibit 99.3 filed as part of the Form 6-K report containing the Proxy Statement.

Resolutions

The Board of Directors proposes to solicit shareholder approval to effect Charter Amendment. The resolution to be put to the shareholders to consider and to vote upon at the Meeting in relation to the Charter Amendment is:

“RESOLVED, as a special resolution, that, subject to and immediately following the Share Consolidation being effected, the Company adopt the fourth amended and restated memorandum and articles of association in the form attached hereto as Exhibit 99.3 filed as part of the Form 6-K report containing the Notice of Meeting and Proxy Statement in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company to reflect the Share Consolidation (if and to the extent the Share Consolidation is effected) and as the directors may approve in their absolute discretion without further approval by the shareholders (the “Charter Amendment”).

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL OF

THE CHARTER AMENDMENT PROPOSAL

PROPOSAL 3

THE ADJOURNMENT PROPOSAL

The adjournment proposal, if approved, will request the chairman of the Meeting (who has agreed to act accordingly) to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The adjournment proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve the foregoing proposals in this proxy statement. If the adjournment proposal is not approved by our shareholders, the chairman of the Meeting has the power to adjourn the Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the Meeting to approve the proposals.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADJOURNMENT PROPOSAL

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

May 22, 2026	/s/ James Foster
James Foster
Chief Executive Officer